UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68616404

(CUSIP Number)

12/31/11

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners II, LP 20-1965001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,088,278*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,088,278*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,278*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 70,833 shares one of the members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 2 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management II, LLC 27-0110811
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,088,278*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,088,278*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,278*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) CO

*	Shares are held by Scale Venture Partners II, LP. Scale Venture Management II, LLC is the general partner of Scale Venture Partners II, LP. Includes 70,833 shares one of the members of Scale Venture Management II, LLC has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 3 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Louis C. Bock
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 70,833*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 70,833*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,833*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

*	Represents shares the reporting person has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 4 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,088,278*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,088,278*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,278*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein. Includes 70,833 shares one of the members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 5 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,088,278*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,088,278*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,278*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 70,833 shares one of the members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 6 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Mark Brooks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Page 7 of 13 pages

CUSIP No. 68616404

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sharon Wienbar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,088,278*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,088,278*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,278*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein. Includes 70,833 shares one of the members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 8 of 13 pages

Item 1.

(a)	Name of Issuer

Orexigen Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3344 N. Torrey Pines Ct., Suite 200

La Jolla, CA 92037

Item 2.

(a)	Name of Person Filing

Scale Venture Parnters II, LP; Scale Venture Management II, LLC; Louis C. Bock; Kate Mitchell; Rory O’ Driscoll; Mark Brooks; and Sharon Wienbar

(b)	Address of Principal Business Office or, if none, Residence

Scale Venture Partners II, LP: 950 Tower Lane, Suite 700, Foster City, CA 94404

Scale Venture Management II, LLC: 950 Tower Lane, Suite 700, Foster City, CA 94404

Louis C. Bock:	950 Tower Lane, Suite 700, Foster City, CA 94404

Kate Mitchell:	950 Tower Lane, Suite 700, Foster City, CA 94404

Rory O’Driscoll:	950 Tower Lane, Suite 700, Foster City, CA 94404

Mark Brooks:	950 Tower Lane, Suite 700, Foster City, CA 94404

Sharon Wienbar:	950 Tower Lane, Suite 700, Foster City, CA 94404

(c)	Citizenship

Scale Venture Partners II, LP is organized in Delaware and Scale Venture Management II, LLC is organized in California. Each of Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are US citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

68616404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Scale Venture Partners II, LP	3,088,278	(1)
Scale Venture Management II, LLC	3,088,278	(1)
Louis C. Bock	70,833	(2)
Kate Mitchell	3,088,278	(1)
Rory O’Driscoll	3,088,278	(1)
Mark Brooks	0
Sharon Wienbar	3,088,278	(1)

Page 9 of 13 pages

(b)	Percent of Class:

Scale Venture Partners II, LP	5.7%
Scale Venture Management II, LLC	5.7%
Louis C. Bock	0.0%
Kate Mitchell	5.7%
Rory O’Driscoll	5.7%
Mark Brooks	0.0%
Sharon Wienbar	5.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Scale Venture Partners II, LP	3,088,278	(1)
Scale Venture Management II, LLC	3,088,278	(1)

(ii)	Shared power to vote or to direct the vote:

Louis C. Bock	70,833	(2)
Kate Mitchell	3,088,278	(1)
Rory O’Driscoll	3,088,278	(1)
Mark Brooks	0
Sharon Wienbar	3,088,278	(1)

(iii)	Sole power to dispose or to direct the disposition of:

Scale Venture Partners II, LP	3,088,278	(1)
Scale Venture Management II, LLC	3,088,278	(1)

(iv)	Shared power to dispose or to direct the disposition of:

Louis C. Bock	70,833	(2)
Kate Mitchell	3,088,278	(1)
Rory O’Driscoll	3,088,278	(1)
Mark Brooks	0
Sharon Wienbar	3,088,278	(1)

(1)	Shares are held by Scale Venture Partners II, LP. Scale Venture Management II, LLC is the General Partner of Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. Includes 70,833 shares one of the members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.
(2)	Represents shares the reporting person has the right to acquire within 60 days of 12/31/11 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 10 of 13 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable

Page 11 of 13 pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Kate Mitchell Name: Kate Mitchell Title: Managing Member	By:	/s/ Kate Mitchell Name: Kate Mitchell Title: Managing Member

By:	/s/ Louis C. Bock Name: Louis C. Bock	By:	/s/ Kate Mitchell Name: Kate Mitchell

By:	/s/ Rory O’Driscoll Name: Rory O’Driscoll	By:	/s/ Mark Brooks Name: Mark Brooks

By:	/s/ Sharon Wienbar Name: Sharon Wienbar

EXHIBITS

A:	Joint Filing Agreement

Page 12 of 13 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Orexigen Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February 2012.

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Kate Mitchell Name: Kate Mitchell Title: Managing Member	By:	/s/ Kate Mitchell Name: Kate Mitchell Title: Managing Member

By:	/s/ Louis C. Bock Name: Louis C. Bock	By:	/s/ Kate Mitchell Name: Kate Mitchell

By:	/s/ Rory O’Driscoll Name: Rory O’Driscoll	By:	/s/ Mark Brooks Name: Mark Brooks

By:	/s/ Sharon Wienbar Name: Sharon Wienbar

Page 13 of 13 pages